Exhibit 12.1

LORILLARD, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars In Millions)

		For the Years Ended December 31,
	Q1 2012	2011	2010	2009	2008	2007
Earnings from continuing operations before income taxes	$354	$1,770	$1,635	$1,519	$1,434	$1,383

Add:
Fixed Charges	39	125	94	27	—	—

Earnings available for fixed charges	$393	$1,895	$1,729	$1,546	$1,434	$1,383

Fixed Charges:

Interest expense, net of interest rate swaps	39	125	94	27	—	—

Fixed charges	$39	$125	$94	$27	$0	$0

Ratio of earnings to fixed charges	10.1	15.2	18.4	57.3	N/M	N/M

N/M – Not Meaningful